SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                       BIGGEST LITTLE INVESTMENTS, L.P.
                       --------------------------------
                               (Name of Issuer)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                    -------------------------------------
                       (Title of Class of Securities)


                                --------------
                                (CUSIP Number)


                                   Ben Farahi
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89502
                                (775) 825-3355
  --------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)



                              December 17, 2007
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1)     Names of Reporting Persons
      Ben Farahi

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)  [ ]
       (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power        49,797
     8)  Shared Voting Power           0
     9)  Sole Dispositive Power   49,797
    10)  Shared Dispositive Power      0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      49,797

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)    Percent of Class Represented by Row (11):
      27.5%

14)    Type of Reporting Person:
      IN




1)     Names of Reporting Persons
      Maxum LLC

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions):
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)     Citizenship or Place of Organization:
      USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7)  Sole Voting Power          0
     8)  Shared Voting Power        0
     9)  Sole Dispositive Power     0
    10)  Shared Dispositive Power   0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
      0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13)     Percent of Class Represented by Row (11):
       0%

14)     Type of Reporting Person:
       OO




Item 1.  Security and Issuer.

     Item 1 is hereby amended to read as follows:

     This Statement relates to units of limited partnership interest ("Units"), of Biggest Little Investments L.P., a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive office is 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502.

Item 2.  Identity and Background.

     Item 2 is hereby amended to read as follows:

     (a) - (c) This Statement is being filed by Mr. Ben Farahi and Maxum LLC, a Nevada limited liability company that is the General Partner of the Partnership ("Maxum"). The business address of both Mr. Farahi and Maxum is c/o Biggest Little Investments, L.P., 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502. Mr. Farahi is the manager of Maxum.

     (d) - (e)  During the last five years, neither Mr. Farahi nor Maxum has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Farahi is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended by deleting the last paragraph thereto and adding the following thereto:

     On June 26, 2006, Mr. Farahi commenced a tender offer for 65,000 Units at a price of $140 per Unit, as a result of which Mr. Farahi acquired 8,821 Units on August 31, 2006.

     On June 30, 2006, the Articles of Dissolution filed by Mr. Farahi with the Secretary of State of the State of Nevada with respect to Western were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi.
 Mr. Farahi believes that he and each of his brothers own one-third of the assets of Western and, accordingly, one-third of Western's Units of the Partnership. Western's sole assets are its Units of the Partnership. In March 2007, Mr. Farahi took the action of transferring 95%, or 87,306, of Western's Units of the Partnership to each of Western's three members proportionately. Such transfers were made effective April 1, 2007. As a result, Mr. Farahi received one-third of the distribution, constituting 29,102 Units of the Partnership. Mr. Farahi also beneficially owns one-third of the remaining 4,596 Units of the Partnership owned by Western, or 1,532 Units, in addition to the 19,163 Units he owns individually. Accordingly, in the aggregate, Mr. Farahi owns, directly or indirectly, 49,797 Units, or 27.5% of the outstanding Units, and Mr. Farahi's brothers together own 61,268 Units individually and by their two-thirds ownership of Western, or 33.9% of the outstanding Units. Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to Mr. Farahi's ownership of Units. In the event that it is eventually determined under Nevada law that Mr. Farahi's brothers can reverse the distribution by Western and control its action, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.




Item 4.  Purpose of Transaction.

     Item 4 is hereby amended to read as follows:

     Mr. Farahi has purchased his Units primarily for investment purposes with a view to making a profit. Mr. Farahi's intended goals are to acquire 50% or more of the Units of the Partnership and to provide the limited partners of the Partnership with a cost-effective liquidity alternative to the more expensive secondary market. Mr. Farahi intends to purchase additional Units until he acquires 50% or more of the Units of the Partnership, except that Mr. Farahi will not purchase additional Units if doing so would cause the number of limited partners of the Partnership to decrease below 500.

     On July 26, 2006, the Partnership received a letter from counsel to Monarch Casino & Resort, Inc. which, through its wholly-owned subsidiary Golden Road Motor Inn, Inc., a Nevada corporation, owns and operates the tropically themed Atlantis Hotel Casino in Reno, Nevada ("Monarch"), setting forth the terms of a proposal by Monarch to purchase the Sierra Marketplace Shopping Center at a cash price of $27 million. In the event that the Partnership had accepted the offer and distributed the proceeds therefrom, the limited partners would have been entitled to an amount equal to approximately $175 per Unit. The Partnership had received expressions of interest in the property from Monarch and other third parties in the past but no prior offers were ever made, nor were any significant negotiations ever commenced. In October 2005, a representative of a publicly held casino operator met with Mr. Farahi, in his capacity as the sole manager of the general partner of the Partnership, and stated that his company was interested in purchasing the property adjacent to the Sierra Marketplace and, contingent upon such purchase, also desired to purchase Sierra Marketplace. However, negotiations between the casino operator and Monarch, the owner of the adjacent property, were unsuccessful and, accordingly, no offer was ever made to purchase Sierra Marketplace. In addition, on May 3, 2006, the Partnership received a letter from counsel to Monarch confirming a prior telephone conversation in which such counsel had advised Mr. Farahi that the Monarch Board of Directors wished to immediately commence negotiations for the Sierra Marketplace. During the referenced telephone conversation, a member of the Board of Directors of Monarch informed Mr. Farahi that Monarch was interested in negotiating to purchase the Sierra Marketplace. Mr. Farahi, on behalf of the general partner of the Partnership, responded to the representative of Monarch that the Partnership was not interested in selling the Sierra Marketplace but would, instead, consider entering into a long-term lease arrangement. On July 20, 2006, Monarch filed a Form 8-K stating that Monarch's Board of Directors had been 'accumulating information relative to a potential purchase offer' for Sierra Marketplace. On October 16, 2006, the general partner completed a thorough review of Monarch's offer and concluded that this offer was not in the best interest of the Partnership's limited partners and, therefore, did not enter into negotiations with Monarch.

     Except as described above in this Item 4, neither Mr. Farahi nor Maxum has any plans or proposals which would relate to or result in:

     (a) The acquisition of additional securities of the Partnership, or the disposition of securities of the Partnership;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership;

     (c) A sale or transfer of a material amount of assets of the Partnership;

     (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Partnership;

     (f) Any other material change in the Partnership's business or corporate structure;

     (g) Changes in the Partnership's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

     (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

     Any future decision of either Mr. Farahi or Maxum to take any such actions with respect to the Partnership or its securities will take into account various factors, including the prospects of the Partnership, general market and economic conditions and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as follows:

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which is the total number of Units outstanding as of November 29, 2007. Mr. Farahi beneficially owns 49,797 Units, representing approximately 27.5% of the number of issued and outstanding Units as of November 29, 2007. Maxum does not beneficially own any Units.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) On June 22, 2006, Mr. Farahi filed Articles of Dissolution with the State of Nevada with respect to Western. On June 30, 2006, the Articles of Dissolution filed by Mr. Farahi were subsequently challenged by Mr. Farahi's brothers, John Farahi and Bob Farahi. Mr. Farahi believes that he and each of his brothers own one-third of the assets of Western and, accordingly, one-third of Western's Units of the Partnership. Western's sole assets are its Units of the Partnership. In March 2007, Mr. Farahi took the action of transferring 95%, or 87,306, of Western's Units of the Partnership to each of the three members proportionately. Such transfers were made effective April 1, 2007. As a result, Mr. Farahi received one-third of the distribution, constituting 29,102 Units of the Partnership. Mr. Farahi also beneficially owns one-third of the remaining 4,596 Units of the Partnership owned by Western, or 1,532 Units, in addition to the 19,163 Units he owns individually. Accordingly, in the aggregate, Mr. Farahi owns, directly or indirectly, 49,797 Units, or 27.5% of the outstanding Units, and Mr. Farahi's brothers together own 61,268 Units individually and by their two-thirds ownership of Western, or 33.9% of the outstanding Units. Mr. Farahi is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to Mr. Farahi's ownership of Units. In the event that it is eventually determined under Nevada law that Mr. Farahi's brothers can reverse the distribution by Western and control its actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007

                                          /s/ Ben Farahi
                                          --------------
                                              Ben Farahi


                                      Maxum LLC

                                      By: /s/ Ben Farahi
                                          --------------
                                              Ben Farahi